Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

02 OCT 21 AM 9:20

PLEASE REPLY TO: WILLIAM R. JOHNSTONE, LL.B.
Direct Line: (416) 860-7150 Ext. 250
Direct Email: bill@jcolaw.com

September 26, 2002

VIA TELECOPIER ONLY

Fax: (416) 593-3666

Ontario Securit[redacted]
19th Floor
20 Queen Stre
Toronto, Onta
M5H 3S8

02055512

Attention: Insider Reports

Fax: (780) 422-0777

Alberta Securities Commission
10025 Jasper Avenue
19th Floor
Edmonton, Alberta
T5J 3Z5

Attention: Insider Reports

Fax: (604) 899-6550

British Columbia Securities Commission
Suite 1100, 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Attention: Insider Reports

COPY

SUPPL

Dear Sirs/Mesdames:

RE: ZTEST Electronics Inc. ("ZTEST")
File No. 1067

Enclosed please find a copy of the Insider Report for **WILLIAM R. JOHNSTONE** dated September 26, 2002.

Yours very truly,

JOHNSTONE & COMPANY

Per: William R. Johnstone

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

cc: United States Securities and Exchange Commission - Via Ordinary Mail
- 12g3-2(b) **(Exemption No. 82-4637)**

Encls.

dw
10/28

F:\WPDOC\LTR\ZTEST\ins wrj sep02.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ZTEST ELECTRONICS INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED: DAY 6 MONTH 6 YEAR 2002

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: JOHNSTONE

GIVEN NAMES: WILLIAM ROY

No.: 88 STREET: DIVADALE DRIVE APT:

CITY:

PROV.: TORONTO POSTAL CODE: M4G 2P2

BUSINESS TELEPHONE NUMBER: 416-860-7150

BUSINESS FAX NUMBER: 416-860-9843

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE I[S]
REPORTING ISSUER OR THE EQUIVALE[NT]

[X] ALBERTA

[X] BRITISH COLUMB[IA]

[ ] MANITOBA

[ ] NEWFOUNDLAN[D]

[ ] NOVA SCOTIA

Others U.S.S.E.C. - Ex

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY, SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIREC[T] OWNERSHIP/CO[NTROL] OR DIRECTION
COMMON SHARES	27,000	9	23	2002	10	18,000		$0.08		45,000	2
COMMON SHARES	37,500									37,500	1
OPTIONS	179,000									179,000	1

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminiology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

1. 45,000 common shares are held by Merlin Capital Corp. of which the undersigned is the sole shareholder.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): WILLIAM R. JOHNSTONE

SIGNATURE:

DATE OF THE REPORT: DAY 26 MO[NTH]